                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          Amendment No. 1 to FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                          GREAT BEAR INVESTMENTS, INC.
                 (Name of Small Business Issuers in Its Charter)

NEVADA                                                        98-0209119
(State or Other Jurisdiction of                             (IRS. Employer
Incorporation or Organization)                            Identification No.)

3838 CAMINO DEL RIO NORTH, SUITE 333, SAN DIEGO CA             92108-1789
(Address of Principal Executive Offices)                       (Zip Code)

                                 1-619-280-8000
                         (Registrant's Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                       EACH CLASS IS TO BE REGISTERED

         N/A                                           N/A

       Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON EQUITY, PAR VALUE $.001
                                (Title of Class)


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

                          GREAT BEAR INVESTMENTS, INC.


                          Amendment No. 1 to FORM 10-SB


                                TABLE OF CONTENTS



NO.      TITLE                                                   PAGE NO.

                                     PART 1

Item 1.  Description of Business .............................         3
Item 2.  Management's Discussion and Analysis or Plan
         of Operation ........................................         9
Item 3.  Description of Issuer's Facilities ..................        12
Item 4.  Security Ownership of Certain Beneficial
         Owners and Management ...............................        12
Item 5.  Directors, Executive Officers, Promoters and
         Control Persons; Compliance with Section 16(a)
         of the Exchange Act .................................        13

Item 6.  Executive Compensation ..............................        14

Item 7.  Certain Relationships and Related Transactions ......        15
Item 8.  Description of Securities ...........................        15

                                     PART II

Item 1   Market price and Dividends on Company's
         Common Equity and Other Stockholder Matters .........        17
Item 2.  Legal Proceedings ...................................        17
Item 3.  Changes in and Disagreements with Accountants .......        17
Item 4.  Recent Sales of Unregistered Securities .............        17
Item 5.  Indemnification of Directors and Officers ...........        19

                                    PART F/S

         Financial Statements ................................        19

                                    PART III

Item 1.  Index to Exhibits ...................................        20
Item 2.  Description of Exhibits .............................        20
         Signatures ..........................................        22


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

     Great Bear Investments, Inc. (The "Registrant" or the "Company") was originally incorporated as Great Bear Resources, Inc. in the State of Nevada on March 12, 1999. The Company's name was changed to Great Bear Investments, Inc. on May 25, 1999.

     The Registrant is an Internet based entertainment company that provides a virtual casino entertainment complex (CasinoInterPlex) as a central meeting place for Web Gamblers.

     The backbone of the Registrant's business is the CasinoInterPlex Website. As well as providing a portal to its own company operated gambling facilities, the Website provides an interchange environment that allows Web Gamblers to visit other Internet Casino sites that are business members of the CasinoInterPlex.

     Business members of the CasinoInterPlex are independent Internet Casino Operators who not only benefit from additional traffic to their websites, but also by utilizing the various e-commerce related services of the Company and sharing in CasinoInterPlex earnings by participating in the revenue sharing program.

     Although its business activities have not yet commenced, the Registrant's business revenue will be derived from three principal areas: licensee fees, earnings participation and Company owned and operated sites.

     The Internet Casino Industry today is very new; the oldest operating being only approximately 4 years old. Because of the relative youth, the market is still very much fragmented and customers, or Web Gamblers, have not yet developed strong preferences or unshakeable product loyalty.

     This potentially high profitable market remains largely open and available to any Internet Casino Operator who can not only deliver a product that is innovative and entertaining, but who can also demonstrate the ability to deliver that product in a fashion that is fair,


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

equitable and efficient. CasinoInterPlex plans to provide that type of service and by doing so to set the standard for Internet Casino Operators.

     As the industry standard setter, CasinoInterPlex will be amongst the first Internet Casino Operators to employ cutting-edge innovative technologies that include web cameras, voice over data lines, wireless forms of communication links and other e-commerce services. These enhancements and services, that will be available to all CasinoInterPlex business members, were previously too expensive or unavailable for most individual Internet Casino Operators to provide. Business membership in the CasinoInterPlex will allow these business members operators to provide their patrons with a much greater sense of fairness and security.

     CasinoInterPlex is a virtual landscape, offering the Web Gambler a number of Web Complexes and Towers to explore. Each virtual structure offers a series of floors with various activities available on each floor.

     Upon electronic selection, the Web Gambler is delivered into an entertainment area of choice. Each entertainment area is occupied by a discrete CasinoInterPlex Tenant (Internet Casino Operation), who is registered and eligible to receive benefits from the CasinoInterPlex profit sharing program. All conduct and site operations are governed and regulated by the Company to maintain the integrity of the CasinoInterPlex operation.

     As Web Gamblers enter the main site they can obtain gambling chips and tokens from the CasinoInterPlex Bank (which clears all CasinoInterPlex transactions). All transactions occur on a secure site, which uses a high level of encryption to encode then transfer all credit card and personal information. As security and anonymity are assured, the Web Gambler can then start exploring with confidence in the CasinoInterPlex.

     The Web Gambler is characteristic of the click, zoom and gone Web Surfer mentality - the CasinoInterPlex caters to that urge. The CasinoInterPlex profit sharing program rewards those Internet Casino Operators who deliver a Web Gambler to another business member of the CasinoInterPlex. The recipient Internet Casino Operator pays a


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

commission to the House and the Internet Casino Operator who delivers a Web Gambler to another business member's site.

     Any Internet Casino Operator who allows the Web Gambler to leave the CasinoInterPlex forfeits the final "Opening" commission. This provides a built-in incentive for each business member to promote the sites of other CasinoInterPlex business members.

     CasinoInterPlex uses a powerful search engine to find specific targeted Tenants (for variety and uniqueness), and then attracts them to the CasinoInterPlex, and all its products and services. The Tenants who occupy the virtual space can continue to conduct their business in the usual fashion, plus have the opportunity to open the doors to the CasinoInterPlex, at no risk.

     The CasinoInterPlex Company owned sites feature all classic casino games: such as Blackjack, Video Poker, Slots, and Roulette, as well as new International games like Pai Gow, Sic Bo, plus cultural favorites like the Chinese Majiang, the Japanese Pachinko and international sports betting like the Brazilian Hiline.

     Bets on CasinoInterPlex are placed with chips or tokens that are purchased by Web Gamblers and paid for with either credit cards, bank wire transfers or checks (OAC). The CasinoInterPlex Bank processes all purchase transactions and payouts.

     Further revenue generation occurs at the site level through banner and classified advertising, and direct makerting. Web Gambler memberships will also be available through subscription to Casino-zone and affinity programs.

     In the short term, CasinoInterPlex expects to gain a modest default market share in this exclusive industry. Time and exposure will increase market share in direct proportion to the desirability of the various CasinoInterPlex business member sites and the promotional activities of the business membership.


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

RISK FACTORS

     LACK OF OPERATIONS AND PROFITABILITY.

     The Registrant is in the pre-operational development stage and has no history of operations or profits in the Internet gaming industry.

     UNCERTAINTY OF COMMERCIAL SUCCESS.

     Although the Registrant is optimistic about its revenue and profitability prospects, there can be no assurances of commercial success of its CasinoInterplex product. Furthermore, the Internet gaming industry is relatively new and in the midst of rapid change, growth and uncertainty. There can be no assurance that the Registrant will be able to keep up with the pace of technological change or fund its growth.

     COMPETITION.

     The Registrant is subject to competition from other companies that compete with similar products and services. These competitors have been in the business longer than the Registrant and may have larger and more sophisticated organizations with better experienced and larger executive and operating staffs. There can be no assurance that the Registrant's prospects will not be adversely affected by competition from these companies.

     NEED FOR ADDITIONAL FINANCING.

     The Registrant will require additional financing in order to establish profitable operations. There is no assurance that such financing will be forthcoming or that it can be obtained on terms favorable to the Registrant.

     DEPENDENCE ON MANAGEMENT.

     The Registrant is largely dependent upon the efforts and abilities of its management team. The management team has particular experience and gaming industry contacts. There is no assurance that the Registrant can be successful in operating the business if the services of the management team become unavailable.


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

     DIVIDENDS.

     The Registrant has never paid a cash dividend on its common stock. The Registrant is not obliged to pay a dividend on the shares being registered hereby, nor does it anticipate payment of any dividends for the foreseeable future. The Registrant anticipates retaining its earnings to finance its operations, growth and expansion.

     NO ASSURANCES OF PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE.

     There currently is no public trading market for the Registrant's common stock. There can be no assurance that an active public trading market can be established or sustained. Furthermore, if a public market for the common stock is established, the shares could be subject to significant fluctuations in response to operating results and other factors, many of which are not within the Registrant's control.

     DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF THIRD PARTY INFRINGEMENT CLAIMS.

     Although the Registrant believes that its products and technologies do not infringe upon the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims against products and technologies which the Registrant licenses, or has the rights to use, from third parties. Any such claims, if proven, could materially and adversely affect the Registrant's business and results of operations. In addition, the necessary management attention to, and legal costs associated with, litigation or other resolution of such claims, could materially and adversely affect the Registrant's business and results of operations.

     COMPLIANCE WITH TERRITORIAL LAWS AND REGULATIONS.

     There currently exists a great deal of uncertainty and disagreement over whether existing laws and regulations apply to Internet gambling and whether territorial governments have the authority and/or ability to govern commerce on the Internet. Although the Registrant believes that its business is in full compliance with territorial laws and regulations, there are no assurances that a territorial jurisdiction, or agency thereof, will not charge the Registrant with the contravention of a law or regulation. Furthermore, there are no assurances that the government of a territorial jurisdiction will not enact a new law or regulation that would make the Registrant's business unlawful.

     YEAR 2000 SOFTWARE COMPLIANCE.

     The Company is aware of the issues associated with the programming code in existing computer systems related to the year 2000. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

     Additionally, if the Company, its customers, vendors or others with whom it does significant business are unable to resolve external processing issues in a timely manner, it could result in material adverse effect on the Company.

     REPORTS TO SECURITY HOLDERS.

     The Registrant has decided to file the Form 10-SB and has done so in order to get wide access to the public and the public markets to raise money in the future.

     The Registrant is not now fully reporting, but plans to make annual audited financial statements available to its shareholders. This Registration Statement will be automatically effective as of 60 days from the date of filing and consequently, the Registrant will be required to file annual reports in accordance with the Securities Exchange Act of 1934.

     The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports,


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

proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is (http://www.sec.gov). The Registrant's Internet address is www.casinointerplex.com.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The first year of operation, the period covered by the Registrant's business plan, will be a development phase during which the Registrant will be putting its Web site in place, establishing its relationships with various service providers, securing gaming software and government licenses, testing its facilities, and developing staffing and promotional plans for the second year's operational phase.

     The Registrant has the benefit of executive officers that have the expertise and wherewithal to undertake most of the planning, research and development for the project. During the term of its business plan, product Research and Development (R&D) will be minimal. The Registrant has no plans to develop any of its own products and will not be undertaking any product research during the first year. Instead, like the vast majority of its competitors, the Registrant will contract with software suppliers to lease its gaming products on a pay-as-you-go basis. The minimal R&D costs that the Company will incur will be as a result of sourcing and acquiring suppliers. These costs are included in the relevant expenditure categories listed below.

     The Registrant has no plans to hire staff during the period covered by its initial business plan. All work requiring outside expertise is being contracted. Software and service providers are being contracted in a fashion that will enable the Company to provide the best games and facilities available on a strictly monthly pay-as-you-go service fee basis. This will greatly reduce the requirement for up-front cash and allow the Registrant added flexibility in its promotional activities beginning in year two.

     FINANCIAL REQUIREMENTS

     The Registrant has financed its development activities to date from sales of common stock to a limited number of investors. The Registrant lacks sufficient funds to commence operations and the implementation of its growth strategy is dependent upon its ability to


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

raise equity financing through future private placements.

     The Registrant is seeking to raise in excess of $200,000 through a private offering, which is expected to provide adequate capital to sustain the Registrant's growth over the next year.

     The following schedule provides a summary of the anticipated expenditures by major area of activity.

     EXPENDITURES

             Web Site Development                     $ 72,000
             Web Server                                 25,000
             ISP & Hosting Services                     10,000
             Software                                   10,000
             Contract Negotiations                      10,000
             Travel & Accommodations                    20,000
             Gaming License                             25,000
             Advertising & Promotion                    22,000
             Communications                              6,000
                                                     ---------
                                             TOTAL    $200,000


     WEB SITE DEVELOPMENT. Web Site Design and Development will be the backbone of the operation and will begin immediately. It will be done on a contract basis and will be continual throughout the first year.

     WEB SERVER. Initially, web site development will be facilitated on equipment supplied by the contract web site developer. Towards the end of the first 12 months. CasinoInterplex will purchase its own equipment and have software loaded in readiness for Phase II, the start of regular commercial operations in year two.

     ISP & HOSTING SERVICES. ISP and Hosting Services involve several aspects of the CasinoInterplex operation. Initially, a modest monthly fee will be paid to the contract web design and development company for hosting the CasinoInterplex web site on their server. Towards the end of the year, the Company will establish its own server and pay the necessary licensing, telecommunications and ISP fees.


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

     SOFTWARE. The software costs indicated above is for the basic operating system and administrative software necessary to run the web server.

     CONTRACT NEGOTIATIONS. This expenditure item refers to consulting and legal fees associated with negotiating the games software license(s) and securing a government gaming license to operate an online casino.

     TRAVEL AND ACCOMMODATIONS. This item refers to costs associated with the travel necessary to secure a gaming license, the game software license(s) and a suitable Internet Service Provider.

     GAMING LICENSE. The government license required to operate an Internet Gaming Facility.

     ADVERTISING & PROMOTION. Advertising and promotion costs encompass a number of items such as Affiliate Program Software, promotional materials, banner advertising, meeting expenses and print advertising. These costs are relatively low at this time because the bulk of advertising and promotion will take place after the first 12 months when the company enters into its operational phase.

     COMMUNICATIONS. Communication costs refer to expenditures on telecommunications, postage and courier charges. They will occur on an ongoing basis throughout the year.

     As indicated previously, the first year of operation will be a development phase whereby the Company will be putting its web site in place, establishing its relationships with various service providers, securing gaming software and government licenses, testing its facilities and developing staffing plans and promotional activities for the second year's operational phase.
     CasinoInterplex is fortunate in that its executive officers have the expertise and wherewithal necessary to undertake themselves most of the planning and development work required during the first year.

     The Company has no plans to hire staff during the first 12 months. All work requiring outside expertise is being contracted. Software and service providers too are being retained in a fashion that will enable the company to provide the best games and facilities available on a strictly


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pay-as-you-go monthly service fee basis. This will greatly reduce the requirement for up-front cash and allow the company added flexibility in its promotional activities which begin in earnest in year two.

ITEM 3. DESCRIPTION OF ISSUER'S FACILITIES

     The Registrant's principal place of business and corporate offices occupy approximately 400 sq. ft. of a 4,000 sq. ft. office at Suite Mezzanine 2, 601 West Broadway, Broadway Plaza, Vancouver, BC V5Z 4C2, Canada. This office provides access to industry partners and an interface to high speed data transmission capability. The Registrant leases this space at $150 per month on a month to month lease.

     The Registrant's U.S. Office is located at 3838 Camino Del Rio North, Ste 333, San Diego, CA 92108, which is supplied at no cost. The U.S. office is approximately 1,300 square feet and this office space is shared with the Registrant's U.S. counsel.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth information as to the shares of common stock owned as of May 1, 2000:

     I. Each person who is in so far as the Company has been able to ascertain beneficially owns more than five percent (5%) of the outstanding 3,125,000 shares of the Company.

     II.  Each director.

     III. Each of the officers named in the summary compensation table.

     IV.  All the directors and officers as a group.
     Unless otherwise indicated in the footnotes below on the table as subject to community property laws where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.



 TITLE OF    ADDRESS OF                                             PERCENT OF
 CLASS       BENEFICIAL OWNER                        NUMBER           CLASS

1. Common       Alan Wilson                             285,000          9.12%



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


                2011 Blairview
                North Vancouver, BC V7H 2N4

2. Common       Tanis Cornwall                          285,000          9.12%
                14846 Roper Ave.
                White Rock, BC V4B 2E2

3. Common       Michael Tomlinson                       285,000          9.12%
                #804 B 410 Carnarvon St.
                New Westminster, BC V3L 5N9

4. Common       BBB Consultants Ltd.                    200,000          6.40%
                #450 B 800 W. Pender St.
                Vancouver, BC V6C ZV6


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS



NAME                    AGE   POSITION/OFFICE     TERM      SERVED SINCE

1. Alan Wilson           49   Director, CEO,      1 yr.     May 26, 1999
                              President

2. Tanis Cornwall        54   Director,           1 yr.     May 26, 1999
                              Secretary,
                              Treasurer

3. Michael Tomlinson     34   Director            1 yr.     May 26, 1999


MR. ALAN WILSON

     A graduate of Montana State University (1972) played professional football in the Canadian Football League (CFL) from 1972 to 1986. Indicted into the Hall of Fame in 1987. Since 1986, has held several directorships and senior management positions in public, private and non-profit organizations in Canada. He has successfully raised equity and "off Balance Sheet" financing for numerous small cap public issuers in Canada and the United States.

     Mr. Wilson is one of three principals responsible for developing and implementing one of the most successful residential long distance programs in Canada. The company used network marketing as its main sales vehicle of distribution. Direct responsibilities included sales training;

administration and roll out of telephone services across Canada.

MS. TANIS CORNWALL

     Tanis Cornwall graduated from the University of British Columbia with a B.Sc. (Agri) in 1970. Since 1980, she has held several directorships in public and private companies in British Columbia.

     Ms. Cornwall has assisted in the formation and capitalization of private companies to go public on the Vancouver Stock Exchange.

     Since 1989 she has been self-employed by investing in the stockmarket and second mortgages.

MR. MICHAEL TOMLINSON

     Mr. Tomlinson is an independent Financial Planner responsible for developing and implementing financial strategies for corporate and individual needs.

     Mr. Tomlinson holds a diploma in finance from British Columbia Institute of Technology, is a graduate of the Canadian Securities Course, and completed the Professional Financial Planning course and is a member of the Fraser Valley Estate Planning Council.

ITEM 6.  EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION - As at this time there are no compensation contracts in place.

OPTION / STOCK APPRECIATION RIGHTS B There are no stock options or stock appreciation rights currently effective.

AGGREGATED OPTION / SAR EXERCISES FISCAL YEAR END OPTION / SAR B There are no SAR's

LONG TERM INCENTIVE PLAN ("LTIP") AWARDS B There are no long-term incentive plans in place.

COMPENSATION OF DIRECTORS B There is no compensation for directors other than expenses directly associated with Directors Meetings.


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

EMPLOYMENT CONTRACTS B There are no employment contracts currently effective.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     There were no transactions during the last two years, or proposed transaction, to which the small business issuer was or is to be a party, in which any director, executive officer, nominee for directorship, security holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES.

     (A) COMMON STOCK: At May 1, 2000, the Registrant had 3,125,000 shares of the common stock outstanding. The Registrant's Articles of Incorporation, filed March 12, 1999, authorized the issuance of up to 100,000,000 of Registrant's common equity shares with a par value of $.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratable in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.

     In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rate all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

     (B) PREFERRED STOCK: The Registrant is also authorized to issue preferred stock from time to time. The Registrant's Board of Directors may fix and determine the designations, rights, preferences or other rights preferences or other variations of each class or series of the preferred stock. At this time the Registrant has not issued any preferred stock.

     (C) POSSIBLE CLASSIFICATION OF REGISTRANT'S SECURITIES AS A "PENNY STOCK." By virtue of Rule 3a51-1 of the Securities Act of 1934 (the "Act"), if the Registrant's common stock has a price of less than $5.00 per share it will be considered a "penny stock." The perquisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred, many brokerage firms from soliciting orders for certain low priced stocks.

     Still further, with respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

     Still even further, such broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.

     Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

     Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Registrant's common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

     However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock from being classified as a "penny stock."

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON COMPANY'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.


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

     (A) MARKET INFORMATION: The Registrant's common stock was cleared for trading by NASD on the National Quotation Bureau Pink Sheets on May 3, 2000 with the trading symbol "GBIV". No priced quotation has been entered at this time. As of May 1, 2000 there were 3,125,000 shares of the Registrant's common stock issued and outstanding.

     (B) HOLDERS: There are currently 60 common stock shareholders.

     (C) DIVIDENDS: The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

     The Company's officers and directors are aware of no threatened or pending litigation which would have a material, adverse effect on the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     (A) RECENT SALES: The Registrant had the following stock issuances on March 1, 2000. All of these shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

     1. On March 22, 1999, 2,000,000 shares of common stock at $.005 per share were issued pursuant to a Regulation D, Rule 504 Offering for a total Offering of $10,000.

     2. On May 26, 1999, 855,000 shares of common stock at $.03 per share were issued to the Directors of the Registrant for a total offering of $26,650.

     3. On June 6, 1999, 70,000 shares of common stock at $.05 per share were issued for consulting services.

     4. On September 30, 1999, 200,000 shares of common stock at $.05 per share were issued pursuant to a Regulation D, Rule 504 Offering for a total offering of $10,000.

     (B) EXEMPTIONS FROM REGISTRATION: With respect to the issuance of the 2,000,000 common shares listed at Item 4(a)1 and the 200,000 common shares listed at item 4(a)4, such issuances were made in reliance upon the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act and Nevada Revised Statutes Sections 78.211, 78.215, 78.3784, 78.3785 and 78.3791 (collectively the
"Nevada Statutes").

     With respect to the issuance of the 855,000 common shares listed at item 4(a)2 and the 70,000 shares listed at item 4(a)3, such issuances were made in reliance upon the private placement exemptions provided by Section 4(2) of the Act and the Nevada Statutes.

     In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed either a written Subscription Agreement or a Consulting Agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

     1. That they had the ability to bear the economic risks of investing in the shares of the Registrant.

     2. That they had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

     3. That they had a certain net worth sufficient to meet the suitability standards of the Registrant.

     4. That the Registrant has made available to them, his counsel and his advisors, the opportunity to ask questions and that he has been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Articles of Incorporation and Bylaws provide for indemnification of the Registrant's officers and directors for liabilities arising due to certain acts performed on behalf of the Registrant that are not a result of any act or omission on any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statues. Although the state statutes allow for indemnification of officers and directors, the Federal Securities and Exchange rules prohibit indemnification of officers and directors of publicly held companies.

                                    PART F/S

     The following financial statements are submitted pursuant to the information required by Item 310 Regulation S-B:

                              FINANCIAL STATEMENTS



               NO.            DESCRIPTION


               FS-1           Great Bear Investments, Inc. Audited Financial
                              Statements for the Period Ended June 30, 1999.

               FS-2           Great Bear Investments, Inc. Unaudited Financial
                              Statements for the Quarter Ended September 30,
                              1999.

               FS-3           Great Bear Investments, Inc. Unaudited Financial
                              Statements for the Period Ended December 31, 1999.


               FS-4           Great Bear Investments, Inc. Unaudited Financial
                              Statements for the Period Ended March 31, 2000



                              Period Ended March 31, 2000.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

     The exhibits listed and described below in Item 2 are filed herein as part of this Registration Statement.

ITEM 2. DESCRIPTION OF EXHIBITS.

     The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:



         EXHIBIT NO.                    DESCRIPTION
         2*                             CHARTER AND BY-LAWS

                  2.1*                  Certificate of Amendment of
                                        Articles of Incorporation of Great
                                        Bear Resources, Inc. changing its
                                        Name to "GREAT BEAR INVESTMENTS,
                                        INC."

                  2.2*                  Articles of Incorporation of Great Bear
                                        Resources, Inc.

                  2.3*                  By-Laws of Great Bear Resources, Inc.

         3*       NONE                  INSTRUMENTS REFINING THE RIGHTS OF THE
                                        SECURITY HOLDERS

         5*       NONE                  VOTING TRUST AGREEMENTS

         6*                             MATERIAL CONTRACTS

                  6.1*                  Consulting Contract between Great Bear
                                        Investments, Inc. and Curtis L. Mearns



         7        NONE*                 MATERIAL FOREIGN PATENTS

         27*                            FINANCIAL DATA SCHEDULE

* Previously Filed

                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                      GREAT BEAR
                                      INVESTMENTS, INC.




DATED: June 21, 2000                BY: /s/ ALAN WILSON
                                        ---------------------
                                          ALAN WILSON
                                          President

                                 EXHIBIT FS-1

                      GREAT BEAR INVESTMENTS INC. AUDITED
                          FINANCIAL STATEMENTS FOR THE
                           PERIOD ENDED JUNE 30, 1999

                          GREAT BEAR INVESTMENTS, INC.
                          AUDITED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

-------------------------------------------------------------------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

A.       FINANCIAL STATEMENTS

         Report of independent certified public accountants

         Balance sheet, June 30, 1999

         Statement of income (loss) for the period ended June 30, 1999

         Statement of stockholders' equity for the period ended June 30, 1999

         Statement of cash flows for the period ended June 30, 1999

         Notes to financial statements

B.       FINANCIAL STATEMENT SCHEDULES

Schedules are omitted because of the absence of the conditions under which they are required, or because the information required by such omitted schedule is contained in the financial statements or the notes thereto.

    BATEMAN & CO., INC., P.C.
  Certified Public Accountants

                                                         5 Briardale Court
                                                     Houston, Texas 77027-2904
                                                           (713) 552-9800
                                                         FAX (713) 552-9700
                                                       WWW.BATEMANHOUSTON.COM

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Great Bear Investments, Inc.

We have audited the accompanying balance sheet of Great Bear Investments, Inc. (a development stage enterprise) as of June 30, 1999 and the related statements of income (loss), stockholders' equity, and cash flows for the period from inception, March 12, 1999, through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overal financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Bear Investments, Cinchona development stage enterprise) as of June 30, 1999 and the results of its operations and cash flows for the period from inception, March 12, 1999, through June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date, which raise substantial doubt about its ability to continue as a going concern. Management! s plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                     /s/ BATEMAN & CO., INC., P.C.

                                         BATEMAN & CO., INC., P.C.

Houston, Texas
October 1, 1999


                                     MEMBER
               INTERNATIONAL ASSOCIATION OF PRACTISING ACCOUNTANTS
                  OFFICES IN PRINCIPAL CITIES AROUND THE WORLD

                                                    GREAT BEAR INVESTMENTS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                                   BALANCE SHEET
                                                                   JUNE 30, 1999



ASSETS

  Current assets:
    Cash                                                      $  25,650
    Prepaid expenses                                              2,954
                                                              ---------
      Total current assets                                       28,604
                                                              ---------
      Total assets                                            $  28,604
                                                              =========


LIABILITIES

  Current liabilities                                         $      --
                                                              ---------
      Total liabilities                                              --
                                                              ---------

  Commitments and contingencies                                      --


STOCKHOLDERS' EQUITY

  Common stock, $0.001 par value, 100,000,000 shares
    authorized, 2,925,000 shares issued and outstanding           2,925
  Capital in excess of par value                                 36,225
  Deficit accumulated during the development stage              (10,546)
                                                              ---------
      Total stockholders' equity                                 28,604
                                                              ---------
      Total liabilities and stockholders' equity              $  28,604
                                                              =========





       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                    GREAT BEAR INVESTMENTS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                 STATEMENT OF INCOME (LOSS) FOR THE PERIOD ENDED
                                                                   JUNE 30, 1999


                                                                    INCEPTION,
                                                                 MARCH 12,1999
                                                                       THROUGH
                                                                      JUNE 30,
                                                                          1999
                                                                    -----------
Revenues                                                            $        --
                                                                    -----------
General and administrative expenses:
  Consulting fees                                                         3,500
  Legal and professional fees                                             7,046
                                                                    -----------
Total operating expenses                                                 10,546
                                                                    -----------
(Loss) before taxes                                                     (10,546)
                                                                    -----------
Provision (credit) for taxes on income:
  Current                                                                    --
  Deferred                                                                   --
                                                                    -----------
     Total provision (credit) for taxes on income                            --
                                                                    -----------
     Net (loss)                                                     $   (10,546)
                                                                    ===========
Basic earnings (loss) per common share                              $     (0.01)
                                                                    ===========
Weighted average number of shares outstanding                         1,923,740
                                                                    ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                    GREAT BEAR INVESTMENTS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENT OF STOCKHOLDERS' EQUITY FOR THE YEAR ENDED
                                                                   JUNE 30, 1999


                                                                                    Deficit
                                                                                  Accumulated
                                                                 Capital in        During the
                                         Common Stock             Excess of        Development
                                    Shares          Amount        Par Value          Stage            Total
                                  ----------      ----------      ----------      ----------       ----------
Stock issued for cash              2,855,000      $    2,855      $   32,795              --       $   35,650
Stock issued for services             70,000              70           3,430              --            3,500
Development stage net (loss)              --              --              --         (10,546)         (10,546)
                                  ----------      ----------      ----------      ----------       ----------
Balances, June 30, 1999           $2,925,000      $    2,925      $   36,225      $  (10,546)      $   28,604
                                  ==========      ==========      ==========      ==========       ==========



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                    GREAT BEAR INVESTMENTS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                    STATEMENT OF CASH FLOWS FOR THE PERIOD ENDED
                                                                   JUNE 30, 1999


                                                                    INCEPTION,
                                                                 MARCH 12 1999
                                                                       THROUGH
                                                                      June 30,
                                                                          1999
                                                                       --------
Cash flows from operating activities:
Net (loss)                                                             $(10,546)

Adjustments to reconcile net (loss) to cash
  provided (used) by developmental stage activities:
    Stock issued for services                                             3,500
    Decrease (increase) in prepaid expenses                              (2,954)
                                                                       --------
      Net cash provided (used) by operating activities                  (10,000)
                                                                       --------
Cash flows from investing activities:                                        --
                                                                       --------
Cash flows from financing activities:
Proceeds from sale of common stock                                       35,650
                                                                       --------
     Net cash provided (used) by financing activities                    35,650
                                                                       --------
     Net increase (decrease) in cash and equivalents                     25,650

Cash and equivalents, beginning of period                                    --
                                                                       --------
Cash and equivalents, end of period                                    $ 25,650
                                                                       ========

Supplemental cash flow disclosures:
   Cash paid for interest                                              $     --
   Cash paid for income taxes                                                --

Non-cash financing and investing activities:
   Stock issued for services                                              3,500



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                    GREAT BEAR INVESTMENTS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                   JUNE 30, 1999

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Following is a summary of the Company's organization and significant accounting policies:

ORGANIZATION AND NATURE OF BUSINESS - Great Bear Investments, Inc. (the Company) is a Nevada corporation, incorporated on March 12, 1999 as Great Bear Resources, Inc.; it changed its name to Great Bear Investments, Inc. on May 12, 1999. The Company is based in Vancouver, British Columbia, Canada.

The Company's intent is to be an internet-based entertainment company that provides a virtual casino entertainment complex, known as CasinoInterPlex, as a central meeting place for Web Gamblers. This planned complex is an interchange environment that allows Web Gamblers to visit other CasinoInterPlex sites. It also will provide e-commerce related solutions to collect and distribute earnings on behalf of all participants of the CasinolnterPlex revenue sharing program. Although its business activities have not yet commenced, the CasinoInterPlex business revenue is expected to be derived from license fees, earnings participation and the CasinoInterPlex owned and operated web sites. The company has obtained a registered web site name and is in the process of obtaining a casino license.

To date, the Company's activities have been limited to its formation and the raising of equity capital. In its current development stage, management anticipates incurring substantial additional losses as it implements its business plan.

BASIS OF PRESENTATION - The accounting and reporting policies of the Company conform to generally accepted accounting principles applicable to development stage enterprises.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and concentrations in products and markets which could affect the financial statements and future operations of the Company.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all cash in banks, money market funds, and certificates of deposit with a maturity of less than one year to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS - The Company has adopted Statement of Financial Accounting Standards number 119, DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, The carrying amounts of cash, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The Company does not hold or issue

                                                    GREAT BEAR INVESTMENTS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                   JUNE 30, 1999

financial instruments for trading purposes, nor does it utilize derivative instruments in the management of its foreign exchange, commodity price or interest rate market risks.

FEDERAL INCOME TAXES - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards number 109 ACCOUNTING FOR INCOME TAXES, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

NET INCOME PER SHARE OF COMMON STOCK - The Company has adopted FASB Statement Number 128, EARNINGS PER SHARE, which became effective for periods ending after December 15, 1997, and simplified the standards for computing earnings per share; it also makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. The Company did not have a complex capital structure requiring the computation of diluted earnings per share.

NOTE 2 - CAPITAL STOCK:

Since its inception, the Company has issued shares of its common stock as follows:

                                                              PRICE PER
DATE           DESCRIPTION                       SHARES         SHARE         AMOUNT
-------------------------------------------------------------------------------------
               CURRENT YEAR TRANSACTIONS:

03/31/99       Shares issued for cash           2,000,000       $0.005       $10,000
05/26/99       Shares issued for cash             855,000        0.030        25,650
06/07/99       Shares issued for services          70,000        0.050         3,500
                                                ---------                    -------
               Cumulative total                 2,925,000                    $39,150
                                                =========                    =======

In September, 1999, the Company issued an additional 200,000 shares of common stock for $10,000 in cash.

                                                    GREAT BEAR INVESTMENTS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                   JUNE 30, 1999

The Company's articles of incorporation also authorize it to issue preferred stock in one or more series and in such amounts as may be determined by the Board of Directors. At June 30, 1999, no preferred stock series had been created.

NOTE 3 - FEDERAL INCOME TAX:

The Company follows Statement of Financial Accounting Standards Number 109 (SFAS
109), ACCOUNTING FOR INCOME TAXES. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not likely to be realized.

The current provision for refundable Federal income tax consists of the following:

                                                                          1999
                                                                        -------
Refundable Federal income tax attributable to:
  Current operations                                                    $ 3,500
  Less, Limitation due to absence of prior
    year taxable income                                                  (3,500)
                                                                        -------
    Net refundable amount                                                    --
                                                                        =======


The cumulative tax effect at the expected rate of 34% of significant items comprising the Company's net deferred tax amounts as of June 30, 1999 are as follows:

                                                                          1999
                                                                        -------
Deferred tax asset attributable to:
  Net operating loss carryover                                          $ 3,500
  Less, Valuation allowance                                              (3,500)
                                                                        -------
    Net deferred tax asset                                                   --
                                                                        =======


At June 30, 1999, the Company had unused net operating loss conveyers which may be used to offset future taxable income and which expire as follows:

EXPIRES JUNE 30,                                                        AMOUNT
------------------                                                      -------
    2014                                                                $10,546
                                                                        -------
    Total net operating loss carryover                                  $10,546
                                                                        =======


NOTE 4 - RELATED PARTY TRANSACTIONS:

During the period ended June 30, 1999, the Company paid $7,046 in professional fees to an officer for legal services. Also, the Company's officers and directors purchased 855,000 shares of the Company's stock for cash of $25,650.

                                                    GREAT BEAR INVESTMENTS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                   JUNE 30, 1999

NOTE 5 - UNCERTAINTY, GOING CONCERN:

At June 30, 1999, the Company is not currently engaged in a business and has suffered losses from development stage activities to date. Although management is currently attempting to implement its business plan (see Note I above) and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. Accordingly, the Company must rely on its officers and directors to perform essential functions without compensation until a business operation can be commenced. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 6 - YEAR 2000 ISSUE:

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after I January 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

NOTE 7 - NEW ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board has issued several new accounting pronouncements which may affect the Company in future years.

FASB Statement Number 130, REPORTING COMPREHENSIVE INCOME, became effective for fiscal years beginning after December 15, 1997, and establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displaye with the same prominence as other financial statements. The Company had no comprehensive income other than net income during the current period.

FASB Statement Number 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, became effective for fiscal years beginning after December 15, 1997, and establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. As the Company has only one business segment, the pronouncement had no material effect during the current period.

FASB Statement Number 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS, became effective for fiscal years beginning after December 15, 1997, and revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or

                                                    GREAT BEAR INVESTMENTS, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                   JUNE 30, 1999

recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Since the Company has no pension or postretirement benefit plans, the pronouncement had no effect in the current year.

FASB Statement Number 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, becomes effective for fiscal years beginning after June 15, 1999, and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The Company does not believe this pronouncement will have a material effect on its financial statements in the near future.

FASB Statement Number 134, ACCOUNTING FOR MORTGAGE-BACKED SECURITIES RETAINED AFTER THE SECURITIZATION OF MORTGAGE LOANS HELD FOR SALE BY A MORTGAGE BANKING ENTERPRISE, becomes effective for fiscal years beginning after December 15, 1998. It is not expected to apply to the Company.

                                 EXHIBIT FS-2

                     GREAT BEAR INVESTMENTS INC. UNAUDITED
                         FINANCIAL STATEMENTS FOR THE
                        QUARTER ENDED SEPTEMBER 30, 1999

                          GREAT BEAR INVESTMENTS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                          INTERIM FINANCIAL STATEMENTS

                                30 SEPTEMBER 1999

                                    UNAUDITED

                                   U.S. FUNDS

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.                                                                             STATEMENT 1
                                                                                                         -----------
------------------------------------------------------------ ---------------------------------------------------------
INTERIM BALANCE SHEET
------------------------------------------------------------ ---------------------------------------------------------
AS AT 30 SEPTEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


-------------------------------------------------------------------------- ---- ---------------- --- -----------------
ASSETS
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
CURRENT
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Cash                                                                                              $   33,671
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Prepaid expenses                                                                                       1,500
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
                                                                                                  $   35,171
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
LIABILITIES
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
CURRENT
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Accounts payable and accrued liabilities                                                          $      624
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
SHARE CAPITAL - STATEMENT 2                                                                            3,125
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
CONTRIBUTED SURPLUS - STATEMENT 2                                                                     46,025
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
DEFICIT - STATEMENT 3                                                                                (14,603)
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
                                                                                                      34,547
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
                                                                                                  $   35,171
-------------------------------------------------------------------------- ---- ---------------- --- -----------------



                           - See Accompanying Notes -

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.                                                                             STATEMENT 2
                                                                                                         -----------
---------------------------------------------------------------------------- -----------------------------------------
INTERIM STATEMENT OF SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------- -----------------------------------------
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                        Common Shares
---------------------------------------------------------------------------------------------------------------------
                                Number          Amount          Contributed        Accumulated       Total
                                                                Surplus            Deficit
---------------------------------------------------------------------------------------------------------------------
Balance - 30 June 1999          2,925,000    $  2,925         $ 36,225          $  (10,546)        $ 28,604
---------------------------------------------------------------------------------------------------------------------
Issuance of shares for cash       200,000         200            9,800              -                10,000
---------------------------------------------------------------------------------------------------------------------
Loss for the period             -               -               -                   (4,057)          (4,057)
---------------------------------------------------------------------------------------------------------------------
Balance - 30 September 1999     3,125,000    $  3,125         $ 46,025          $  (14,603)        $ 34,547
---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------- ------------------------------------------------

--------------------------------------------------------------------- ------------------------------------------------
INTERIM STATEMENT OF LOSS AND DEFICIT                                                                    STATEMENT 3
                                                                                                         -----------
--------------------------------------------------------------------- ------------------------------------------------
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 1999
--------------------------------------------------------------------- ------------------------------------------------
U.S. FUNDS
--------------------------------------------------------------------- ------------------------------------------------
UNAUDITED
--------------------------------------------------------------------- ------------------------------------------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
ADMINISTRATIVE EXPENSES
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
    Professional fees                                                                             $   3,278
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
    Rent                                                                                                750
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
    Bank charges and interest                                                                            29
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
LOSS FOR THE PERIOD                                                                                   4,057
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
     Deficit - Beginning of period                                                                   10,546
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
DEFICIT - END OF PERIOD                                                                           $  14,603
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

--------------------------------------------------------------------- ------------------------------------------------

--------------------------------------------------------------------- ------------------------------------------------
INTERIM STATEMENT OF CASH FLOWS                                                                           STATEMENT 4
                                                                                                          -----------
--------------------------------------------------------------------- ------------------------------------------------
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 1999
--------------------------------------------------------------------- ------------------------------------------------
U.S. FUNDS
--------------------------------------------------------------------- ------------------------------------------------
UNAUDITED
--------------------------------------------------------------------- ------------------------------------------------


-------------------------------------------------------------------------- ---- ---------------- --- -----------------
CASH RESOURCES PROVIDED BY (USED IN)
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
OPERATING ACTIVITIES
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
   Cash paid for administrative expenses                                                          $  (1,979)
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
FINANCING ACTIVITIES
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
   Share capital issued for cash                                                                     10,000
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
NET INCREASE IN CASH                                                                                  8,021
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
    Cash position - Beginning of period                                                              25,650
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
CASH POSITION - END OF PERIOD                                                                     $  33,671
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

                           - See Accompanying Notes -

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
------------------------------------------------------------ ---------------------------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
-------------------------------------------------------------------------------- -------------------------------------
30 SEPTEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


--------------------------------------------------------------------------------
1.   CONTINUED OPERATIONS

     As at 30 September 1999, the company is not engaged in a business and has suffered losses from development stage activities to date. Although management is currently attempting to implement its business plan (NOTE 2) and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. Accordingly, the company must rely on its officers and directors to perform essential functions without compensation until a business operation can be commenced. These factors raise substantial doubt about the ability of the company to continue as a going concern. The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.   ORGANIZATION AND NATURE OF BUSINESS

     Great Bear Investments, Inc. ("the company") is a Nevada corporation, incorporated on 12 March 1999 as Great Bear Resources, Inc. It changed its name to Great Bear Investments, Inc. on 12 May 1999. The company is based in Vancouver, British Columbia, Canada.

     The company's intent is to be an internet-based entertainment company that provides a virtual casino entertainment complex, known as CasinoInterPlex, as a central meeting place for Web Gamblers. This planned complex is an interchange environment that allows Web Gamblers to visit other CasinoInterPlex sites. It also will provide e-commerce related solutions to collect and distribute earnings on behalf of all participants of the CasinoInterPlex revenue sharing program. Although its business activities have not yet commenced, the CasinoInterPlex business revenue is expected to be derived from license fees, earnings participation and the CasinoInterPlex owned and operated web sites. The company has obtained a registered web site name and is in the process of obtaining a casino license.

     The company's activities have been limited to its formation and the raising of equity capital. In its current development stage, management anticipates incurring substantial additional losses as it implements its business plan.

3.   SIGNIFICANT ACCOUNTING POLICIES

     a)  BASIS OF PRESENTATION

         The accounting and reporting policies of the Company conform to generally accepted accounting principles applicable to development stage enterprises.

     b)  USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The company's periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and concentrations in products and markets which could affect the financial statements and future operations of the company.

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
30 SEPTEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


--------------------------------------------------------------------------------
3.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     c)  CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, the company considers all cash in banks, money market funds, and certificates of deposit with a maturity of less than one year to be cash equivalents.

     d)  FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL
         INSTRUMENTS

         The company has adopted Statement of Financial Accounting Standards number 119, DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amounts of cash and accounts payable approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgement, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The company does not hold or issue financial instruments for trading purposes, nor does it utilize derivative instruments in the management of its foreign exchange, commodity price or interest rate market risks.

     e)  FEDERAL INCOME TAXES

         Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards number 109 ACCOUNTING FOR INCOME TAXES, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

     f)  NET INCOME PER SHARE OF COMMON STOCK

         The company has adopted FASB Statement Number 128, EARNINGS PER SHARE, which became effective for periods ending after 15 December 1997, and simplified the standards for computing earnings per share; it also makes them comparable to international EPS standards. It replaces the presentation of primary EPS with the presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. The company did not have a complex capital structure requiring the computation of diluted earnings per share.

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
30 SEPTEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


--------------------------------------------------------------------------------
4.   SHARE CAPITAL

     Since its inception, the company has issued shares of its common stock as follows:

-------------------------- ------------------------------ --------------- --------------------- -- ---------------
Date                       Description                    Shares             Price per Share      Amount
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
31 March 1999              Shares issued for cash         2,000,000       $0.005                $  10,000
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
26 May 1999                Shares issued for cash           855,000       $0.030                   25,650
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
7 June 1999                Shares issued for services        70,000       $0.050                    3,500
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
30 September 1999          Shares issued for cash           200,000       $0.050                   10,000
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
                                                          3,125,000                             $  49,150
-------------------------- ------------------------------ --------------- --------------------- -- ---------------

     The company's articles of incorporation also authorize it to issue preferred stock in one or more series and in such amounts as may be determined by the Board of Directors. As at 30 September 1999, no preferred stock series had been created.

5.   FEDERAL INCOME TAX

     The company follows Statement of Financial Accounting Standards Number 109 (SFAS 109), ACCOUNTING FOR INCOME TAXES. Deferred income taxes reflect the net effect of,

     a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and

     b)   net operating loss carryforwards.

     No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously, and the deferred tax asset attributable to the net operating loss carryforward has not been recognized, as it is not likely to be realized.

     The cumulative tax effect at the expected rate of 34% of significant items comprising the company's net deferred tax amounts as at 30 September 1999 are as follows:

------------------------------------------------------------------------------------------- ---- ------------------
 Deferred tax asset attributable to:
------------------------------------------------------------------------------------------- ---- ------------------
     Net operating loss carryover                                                            $     10,600
------------------------------------------------------------------------------------------- ---- ------------------
     Less:  Valuation allowance                                                                   (10,600)
------------------------------------------------------------------------------------------- ---- ------------------
 Net deferred tax asset                                                                      $     -
------------------------------------------------------------------------------------------- ---- ------------------

     As at 30 September 1999, the company had unused net operating loss carryovers which may be used to offset future taxable income and which expire as follows:

------------------------------------------------------------------------------------------- ---- -----------------
Expires 30 June 2014                                                                        $      10,546
------------------------------------------------------------------------------------------- ---- -----------------
Expires 30 June 2015                                                                                4,057
------------------------------------------------------------------------------------------- ---- -----------------
                                                                                            $      14,603
------------------------------------------------------------------------------------------- ---- -----------------

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.                               (A DEVELOPMENT STAGE ENTERPRISE)
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
30 SEPTEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------

6.   RELATED PARTY TRANSACTIONS

     During the period ended 30 September 1999, the company paid $8,500 in professional fees to an officer of the company for legal services. Also, accounts payable include $324 owing to an officer of the company.

7.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

8.   NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued several new accounting pronouncements which may affect the Company in future years.

     FASB Statement Number 130, REPORTING COMPREHENSIVE INCOME, became effective for fiscal years beginning after 15 December 1997, and establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. These Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The company had no comprehensive income other than net income during the current period.

     FASB Statement Number 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, became effective for fiscal years beginning after 15 December 1997, and establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographical areas, and major customers. As the company has only one business segment, the pronouncement had no material effect during the current period.

     FASB Statement Number 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS, became effective for fiscal years beginning after 15 December 1997 and revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Since the company has no pension or postretirement benefit plans, the pronouncement had no effect in the current year.

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.                     (A DEVELOPMENT STAGE ENTERPRISE)
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
30 SEPTEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


8.   NEW ACCOUNTING PRONOUNCEMENTS - CONTINUED

     FASB Statement Number 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, became effective for fiscal years beginning after 15 June 1999, and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The company does not believe this pronouncement will have a material effect on its financial statements in the future.

     FASB Statement Number 134, ACCOUNTING FOR MORTGAGE-BACKED SECURITIES RETAINED AFTER THE SECURITIZATION OF MORTGAGE LOANS HELD FOR SALE BY A MORTGAGE BANKING ENTERPRISE, becomes effective for fiscal years beginning after 15 December 1998. It is not expected to apply to the company.

                                 EXHIBIT FS-3

                     GREAT BEAR INVESTMENTS INC. UNAUDITED
                         FINANCIAL STATEMENTS FOR THE
                        QUARTER ENDED DECEMBER 31, 1999

                          GREAT BEAR INVESTMENTS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                          INTERIM FINANCIAL STATEMENTS

                                31 DECEMBER 1999

                                    UNAUDITED

                                   U.S. FUNDS


------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.                                                                              STATEMENT 1
(A DEVELOPMENT STAGE ENTERPRISE)                                                                          -----------
------------------------------------------------------------ ---------------------------------------------------------
INTERIM BALANCE SHEET
------------------------------------------------------------ ---------------------------------------------------------
AS AT 31 DECEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------



-------------------------------------------------------------------------- ---- ---------------- --- -----------------
ASSETS
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Current
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Cash                                                                                              $   21,038
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
LIABILITIES
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Current
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Accounts payable                                                                                  $    3,340

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Continued Operations (Note 1)
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Share Capital - Statement 2 (Note 4)                                                                   3,125
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Contributed Surplus - Statement 2                                                                     46,025
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Deficit - Statement 3                                                                                (31,452)
-------------------------------------------------------------------------- ---- ----------------
                                                                                                      17,698
-------------------------------------------------------------------------- ---- ----------------
                                                                                                  $   21,038
-------------------------------------------------------------------------- ---- ---------------- --- -----------------


                           - See Accompanying Notes -

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.                                                                              STATEMENT 2
(A DEVELOPMENT STAGE ENTERPRISE)                                                                          -----------
-------------------------------------------------------------------------------- -------------------------------------
INTERIM STATEMENT OF SHAREHOLDERS' EQUITY
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                      Common Shares
                                  -----------------------
                                  Number           Amount           Contributed       Accumulated      Total
                                                                    Surplus           Deficit
---------------------------------------------------------------------------------------------------------------------
Balance - 30 June 1999            2,925,000     $  2,925          $ 36,225         $  (10,546)      $  28,604
---------------------------------------------------------------------------------------------------------------------
Issuance of shares for cash         200,000          200             9,800             -               10,000
---------------------------------------------------------------------------------------------------------------------
Loss for the period               -                -                -                 (20,906)        (20,906)
---------------------------------------------------------------------------------------------------------------------
Balance - 31 December 1999        3,125,000     $  3,125          $ 46,025         $  (31,452)      $  17,698
---------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------- ------------------------------------------------

--------------------------------------------------------------------- ------------------------------------------------
INTERIM STATEMENT OF LOSS AND DEFICIT                                                                     STATEMENT 3
                                                                                                          -----------
--------------------------------------------------------------------- ------------------------------------------------
FOR THE SIX MONTHS ENDED 31 DECEMBER 1999
--------------------------------------------------------------------- ------------------------------------------------
U.S. FUNDS
--------------------------------------------------------------------- ------------------------------------------------
UNAUDITED
--------------------------------------------------------------------- ------------------------------------------------


-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Administrative Expenses
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Professional fees                                                                                 $  19,698
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Rent                                                                                                  1,200
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Bank charges and interest                                                                                 8
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Loss for the Period                                                                                  20,906
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Deficit - Beginning of period                                                                        10,546
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Deficit - End of Period                                                                           $  31,452

-------------------------------------------------------------------------- ---- ---------------- --- -----------------


--------------------------------------------------------------------- ------------------------------------------------

--------------------------------------------------------------------- ------------------------------------------------
INTERIM STATEMENT OF CASH FLOWS                                                                           STATEMENT 4
                                                                                                          -----------
--------------------------------------------------------------------- ------------------------------------------------
FOR THE SIX MONTHS ENDED 31 DECEMBER 1999
--------------------------------------------------------------------- ------------------------------------------------
U.S. FUNDS
--------------------------------------------------------------------- ------------------------------------------------
UNAUDITED
--------------------------------------------------------------------- ------------------------------------------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Cash Resources Provided By (Used In)
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Operating Activities
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Cash paid for administrative expenses                                                             $  (14,612)
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Financing Activities
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Share capital issued for cash                                                                         10,000
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Net Decrease in Cash                                                                                  (4,612)
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Cash position - Beginning of period                                                                   25,650
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Cash Position - End of Period                                                                     $   21,038
-------------------------------------------------------------------------- ---- ---------------- --- -----------------



                           - See Accompanying Notes -

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
------------------------------------------------------------ ---------------------------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
31 DECEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------





--------------------------------------------------------------------------------
1.   CONTINUED OPERATIONS

     As at 31 December 1999, the company is not engaged in a business and has suffered losses from development stage activities to date. Although management is currently attempting to implement its business plan (Note 2) and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. Accordingly, the company must rely on its officers and directors to perform essential functions without compensation until a business operation can be commenced. These factors raise substantial doubt about the ability of the company to continue as a going concern. The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.


2.   ORGANIZATION AND NATURE OF BUSINESS

     Great Bear Investments, Inc. ("the company") is a Nevada corporation, incorporated on 12 March 1999 as Great Bear Resources, Inc. It changed its name to Great Bear Investments, Inc. on 12 May 1999. The company is based in Vancouver, British Columbia, Canada.

     The company's intent is to be an internet-based entertainment company that provides a virtual casino entertainment complex, known as CasinoInterPlex, as a central meeting place for Web Gamblers. This planned complex is an interchange environment that allows Web Gamblers to visit other CasinoInterPlex sites. It will also provide e-commerce related solutions to collect and distribute earnings on behalf of all participants of the CasinoInterPlex revenue sharing program. Although its business activities have not yet commenced, the CasinoInterPlex business revenue is expected to be derived from license fees, earnings participation and the CasinoInterPlex owned and operated web sites. The company has obtained a registered web site name and is in the process of obtaining a casino license.

     The company's activities have been limited to its formation and the raising of equity capital. In its current development stage, management anticipates incurring substantial additional losses as it implements its business plan.


3.   SIGNIFICANT ACCOUNTING POLICIES

     a)   BASIS OF PRESENTATION

          The accounting and reporting policies of the Company conform to generally accepted accounting principles applicable to development stage enterprises.

     b)   USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The company's periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and concentrations in products and markets which could affect the financial statements and future operations of the company.


------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
31 DECEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------



--------------------------------------------------------------------------------
3.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     c)   CASH AND CASH EQUIVALENTS

          For purposes of the statement of cash flows, the company considers all cash in banks, money market funds, and certificates of deposit with a maturity of less than one year to be cash equivalents.

     d)   FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL
          INSTRUMENTS

          The company has adopted Statement of Financial Accounting Standards number 119, DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amounts of cash and accounts payable approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgement, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The company does not hold or issue financial instruments for trading purposes, nor does it utilize derivative instruments in the management of its foreign exchange, commodity price or interest rate market risks.

     e)   FEDERAL INCOME TAXES

          Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards number 109 ACCOUNTING FOR INCOME TAXES, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

     f)   NET INCOME PER SHARE OF COMMON STOCK

          The company has adopted FASB Statement Number 128, EARNINGS PER SHARE, which became effective for periods ending after 15 December 1997, and simplified the standards for computing earnings per share; it also makes them comparable to international EPS standards. It replaces the presentation of primary EPS with the presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. The company did not have a complex capital structure requiring the computation of diluted earnings per share.

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
------------------------------------------------------------ ---------------------------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
-------------------------------------------------------------------------------- -------------------------------------
31 DECEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


--------------------------------------------------------------------------------
4.   SHARE CAPITAL

     Since its inception, the company has issued shares of its common stock as follows:


-------------------------- ------------------------------ --------------- --------------------- -- ---------------
Date                       Description                    Shares               Price per Share     Amount

-------------------------- ------------------------------ --------------- --------------------- -- ---------------
31 March 1999              Shares issued for cash         2,000,000       $ 0.005               $  10,000

-------------------------- ------------------------------ --------------- --------------------- -- ---------------
26 May 1999                Shares issued for cash           855,000       $ 0.030                  25,650
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
7 June 1999                Shares issued for services        70,000       $ 0.050                   3,500
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
30 September 1999          Shares issued for cash           200,000       $ 0.050                  10,000
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
                                                          3,125,000                             $  49,150
-------------------------- ------------------------------ --------------- --------------------- -- ---------------

     The company's articles of incorporation also authorize it to issue preferred stock in one or more series and in such amounts as may be determined by the Board of Directors. As at 31 December 1999, no preferred stock series had been created.


5.   FEDERAL INCOME TAX

     The company follows Statement of Financial Accounting Standards Number 109 (SFAS 109), ACCOUNTING FOR INCOME TAXES. Deferred income taxes reflect the net effect of,

     a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and

     b)   net operating loss carryforwards.

     No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously, and the deferred tax asset attributable to the net operating loss carryforward has not been recognized, as it is not likely to be realized.

     The cumulative tax effect at the expected rate of 34% of significant items comprising the company's net deferred tax amounts as at 31 December 1999 are as follows:


------------------------------------------------------------------------------------------- ---- -----------------
Deferred tax asset attributable to:
------------------------------------------------------------------------------------------- ---- -----------------
Net operating loss carryover                                                                $     10,600
------------------------------------------------------------------------------------------- ---- -----------------
Less:  Valuation allowance                                                                       (10,600)
------------------------------------------------------------------------------------------- ---- -----------------
Net deferred tax asset                                                                      $    -
------------------------------------------------------------------------------------------- ---- -----------------

     As at 31 December 1999, the company had unused net operating loss carryovers which may be used to offset future taxable income and which expire as follows:

------------------------------------------------------------------------------------------- ---- -----------------
Expires 30 June 2014                                                                        $    10,546

------------------------------------------------------------------------------------------- ---- -----------------
Expires 30 June 2015                                                                             20,906
------------------------------------------------------------------------------------------- ---- -----------------
                                                                                            $    31,452
------------------------------------------------------------------------------------------- ---- -----------------


------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
31 DECEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------



--------------------------------------------------------------------------------
6.   RELATED PARTY TRANSACTIONS

     During the period ended 31 December 1999, the company paid $13,293 in professional fees to an officer for legal services. Also, accounts payable include $3,333 owing to an officer of the company.


7.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.


8.   NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued several new accounting pronouncements which may affect the Company in future years.

     FASB Statement Number 130, REPORTING COMPREHENSIVE INCOME, became effective for fiscal years beginning after 15 December 1997, and establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. These Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The company had no comprehensive income other than net income during the current period.

     FASB Statement Number 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, became effective for fiscal years beginning after 15 December 1997, and establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographical areas, and major customers. As the company has only one business segment, the pronouncement had no material effect during the current period.

     FASB Statement Number 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS, became effective for fiscal years beginning after 15 December 1997 and revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Since the company has no pension or postretirement benefit plans, the pronouncement had no effect in the current year.

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
-------------------------------------------------------------------------------- -------------------------------------
31 DECEMBER 1999
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


--------------------------------------------------------------------------------
8.   NEW ACCOUNTING PRONOUNCEMENTS - CONTINUED

     FASB Statement Number 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, became effective for fiscal years beginning after 15 June 1999, and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The company does not believe this pronouncement will have a material effect on its financial statements in the future.

     FASB Statement Number 134, ACCOUNTING FOR MORTGAGE-BACKED SECURITIES RETAINED AFTER THE SECURITIZATION OF MORTGAGE LOANS HELD FOR SALE BY A MORTGAGE BANKING ENTERPRISE, becomes effective for fiscal years beginning after 15 December 1998. It is not expected to apply to the company.

                                 EXHIBIT FS-4

                     GREAT BEAR INVESTMENTS INC. UNAUDITED
                          FINANCIAL STATEMENTS FOR THE
                          PERIOD ENDED MARCH 31, 2000

                          GREAT BEAR INVESTMENTS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                          INTERIM FINANCIAL STATEMENTS

                                  31 MARCH 2000

                                    UNAUDITED

                                   U.S. FUNDS



------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.                                                                              STATEMENT 1
                                                                                                          -----------
------------------------------------------------------------ ---------------------------------------------------------
INTERIM BALANCE SHEET
------------------------------------------------------------ ---------------------------------------------------------
AS AT 31 MARCH 2000
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


-------------------------------------------------------------------------- ---- ---------------- --- -----------------
ASSETS
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
CURRENT
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
  Cash                                                                                            $   10,120
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
LIABILITIES
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
CURRENT
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
  Accounts payable                                                                                $    4,150
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
CONTINUED OPERATIONS (NOTE 1)

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
SHARE CAPITAL - STATEMENT 2 (NOTE 4)                                                                   3,125
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
CONTRIBUTED SURPLUS - STATEMENT 2                                                                     46,025
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
DEFICIT - STATEMENT 3                                                                                (43,180)
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
                                                                                                       5,970
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
                                                                                                  $   10,120
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

                           - See Accompanying Notes -


------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.                                                                              STATEMENT 2
                                                                                                          -----------
-------------------------------------------------------------------------------- -------------------------------------
INTERIM STATEMENT OF SHAREHOLDERS' EQUITY
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------
                                           Common Shares
---------------------------------------------------------------------------------------------------------------------
                                  Number           Amount           Contributed       Accumulated      Total
                                                                    Surplus           Deficit
---------------------------------------------------------------------------------------------------------------------
Balance - 30 June 1999            2,925,000     $  2,925          $ 36,225         $  (10,546)      $  28,604
---------------------------------------------------------------------------------------------------------------------
Issuance of shares for cash         200,000          200             9,800             -               10,000
---------------------------------------------------------------------------------------------------------------------
Loss for the period               -                -                -                 (32,634)        (32,634)
---------------------------------------------------------------------------------------------------------------------
Balance - 31 March 2000           3,125,000     $  3,125          $ 46,025         $  (43,180)      $   5,970
---------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------- ------------------------------------------------
INTERIM STATEMENT OF LOSS AND DEFICIT                                                                     STATEMENT 3
                                                                                                          -----------
--------------------------------------------------------------------- ------------------------------------------------
FOR THE NINE MONTHS ENDED 31 MARCH 2000
--------------------------------------------------------------------- ------------------------------------------------
U.S. FUNDS
--------------------------------------------------------------------- ------------------------------------------------
UNAUDITED
--------------------------------------------------------------------- ------------------------------------------------


-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
ADMINISTRATIVE EXPENSES
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Professional fees                                                                                 $  25,887
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Consulting                                                                                            5,000
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Rent                                                                                                  1,650
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Office                                                                                                   89
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Bank charges and interest                                                                                 8
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
LOSS FOR THE PERIOD                                                                                  32,634
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Deficit - Beginning of period                                                                        10,546
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
DEFICIT - END OF PERIOD                                                                           $  43,180
-------------------------------------------------------------------------- ---- ---------------- --- -----------------


--------------------------------------------------------------------- ------------------------------------------------

--------------------------------------------------------------------- ------------------------------------------------
INTERIM STATEMENT OF CASH FLOWS                                                                           STATEMENT 4
                                                                                                          -----------
--------------------------------------------------------------------- ------------------------------------------------
FOR THE NINE MONTHS ENDED 31 MARCH 2000
--------------------------------------------------------------------- ------------------------------------------------
U.S. FUNDS
--------------------------------------------------------------------- ------------------------------------------------
UNAUDITED
--------------------------------------------------------------------- ------------------------------------------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
CASH RESOURCES PROVIDED BY (USED IN)
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

OPERATING ACTIVITIES
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Cash paid for administrative expenses                                                             $  (25,530)
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
FINANCING ACTIVITIES
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Share capital issued for cash                                                                         10,000
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

-------------------------------------------------------------------------- ---- ---------------- --- -----------------
NET DECREASE IN CASH                                                                                 (15,530)
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
Cash position - Beginning of period                                                                   25,650
-------------------------------------------------------------------------- ---- ---------------- --- -----------------
CASH POSITION - END OF PERIOD                                                                     $   10,120
-------------------------------------------------------------------------- ---- ---------------- --- -----------------

                           - See Accompanying Notes -


------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
31 MARCH 2000
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------





--------------------------------------------------------------------------------

1.   CONTINUED OPERATIONS

     As at 31 March 2000, the company is not engaged in a business and has suffered losses from development stage activities to date. Although management is currently attempting to implement its business plan (NOTE 2) and is seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. Accordingly, the company must rely on its officers and directors to perform essential functions without compensation until a business operation can be commenced. These factors raise substantial doubt about the ability of the company to continue as a going concern. The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.   ORGANIZATION AND NATURE OF BUSINESS

     Great Bear Investments, Inc. ("the company") is a Nevada corporation, incorporated on 12 March 1999 as Great Bear Resources, Inc. It changed its name to Great Bear Investments, Inc. on 12 May 1999. The company is based in Vancouver, British Columbia, Canada.

     The company's intent is to be an internet-based entertainment company that provides a virtual casino entertainment complex, known as CasinoInterPlex, as a central meeting place for Web Gamblers. This planned complex is an interchange environment that allows Web Gamblers to visit other CasinoInterPlex sites. It also will provide e-commerce related solutions to collect and distribute earnings on behalf of all participants of the CasinoInterPlex revenue sharing program. Although its business activities have not yet commenced, the CasinoInterPlex business revenue is expected to be derived from license fees, earnings participation and the CasinoInterPlex owned and operated web sites. The company has obtained a registered web site name and is in the process of obtaining a casino license.

     The company's activities have been limited to its formation and the raising of equity capital. In its current development stage, management anticipates incurring substantial additional losses as it implements its business plan.

3.   SIGNIFICANT ACCOUNTING POLICIES

     a)  BASIS OF PRESENTATION

         The accounting and reporting policies of the Company conform to generally accepted accounting principles applicable to development stage enterprises.

     b)  USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The company's periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and concentrations in products and markets which could affect the financial statements and future operations of the company.

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
31 MARCH 2000
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     c)  CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, the company considers all cash in banks, money market funds, and certificates of deposit with a maturity of less than one year to be cash equivalents.

     d)  FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL
         INSTRUMENTS

         The company has adopted Statement of Financial Accounting Standards number 119, DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amounts of cash and accounts payable approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgement, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The company does not hold or issue financial instruments for trading purposes, nor does it utilize derivative instruments in the management of its foreign exchange, commodity price or interest rate market risks.

     e)  FEDERAL INCOME TAXES

         Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards number 109 ACCOUNTING FOR INCOME TAXES, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

     f)  NET INCOME PER SHARE OF COMMON STOCK

         The company has adopted FASB Statement Number 128, EARNINGS PER SHARE, which became effective for periods ending after 15 December 1997, and simplified the standards for computing earnings per share; it also makes them comparable to international EPS standards. It replaces the presentation of primary EPS with the presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. The company did not have a complex capital structure requiring the computation of diluted earnings per share.

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
31 MARCH 2000
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------


-----------------------------------------------------------
4.   SHARE CAPITAL

     Since its inception, the company has issued shares of its common stock as follows:


-------------------------- ------------------------------ --------------- --------------------- -- ---------------
Date                       Description                    Shares               Price per Share     Amount
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
31 March 1999              Shares issued for cash         2,000,000       $0.005                $  10,000
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
26 May 1999                Shares issued for cash           855,000       $0.030                   25,650
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
7 June 1999                Shares issued for services        70,000       $0.050                    3,500
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
30 September 1999          Shares issued for cash           200,000       $0.050                   10,000
-------------------------- ------------------------------ --------------- --------------------- -- ---------------
                                                          3,125,000                             $  49,150
-------------------------- ------------------------------ --------------- --------------------- -- ---------------

     The company's articles of incorporation also authorize it to issue preferred stock in one or more series and in such amounts as may be determined by the Board of Directors. As at 31 March 2000, no preferred stock series had been created.

5.   FEDERAL INCOME TAX

     The company follows Statement of Financial Accounting Standards Number 109 (SFAS 109), ACCOUNTING FOR INCOME TAXES. Deferred income taxes reflect the net effect of,

     a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and

     b)   net operating loss carryforwards.

     No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously, and the deferred tax asset attributable to the net operating loss carryforward has not been recognized, as it is not likely to be realized.

     The cumulative tax effect at the expected rate of 34% of significant items comprising the company's net deferred tax amounts as at 31 March 2000 are as follows:


------------------------------------------------------------------------------------------- ---- -----------------
Deferred tax asset attributable to:
------------------------------------------------------------------------------------------- ---- -----------------
Net operating loss carryover                                                                $     14,600
------------------------------------------------------------------------------------------- ---- -----------------
Less:  Valuation allowance                                                                       (14,600)
------------------------------------------------------------------------------------------- ---- -----------------
Net deferred tax asset                                                                      $     -
------------------------------------------------------------------------------------------- ---- -----------------

     As at 31 March 2000, the company had unused net operating loss carryovers which may be used to offset future taxable income and which expire as follows:

------------------------------------------------------------------------------------------- ---- -----------------
Expires 30 June 2014                                                                        $     10,546
------------------------------------------------------------------------------------------- ---- -----------------
Expires 30 June 2015                                                                              32,634
------------------------------------------------------------------------------------------- ---- -----------------
                                                                                            $     43,180
------------------------------------------------------------------------------------------- ---- -----------------

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
31 MARCH 2000
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------

--------------------------------------------------------------------------------

6.   RELATED PARTY TRANSACTIONS

     During the period ended 31 March 2000, the company paid $19,404 in professional fees to an officer of the company for legal services. As at 31 March 2000, accounts payable include $4,150 owing to an officer of the company.

7.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

8.   NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued several new accounting pronouncements which may affect the Company in future years.

     FASB Statement Number 130, REPORTING COMPREHENSIVE INCOME, became effective for fiscal years beginning after 15 December 1997, and establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. These Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The company had no comprehensive income other than net income during the current period.

     FASB Statement Number 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, became effective for fiscal years beginning after 15 December 1997, and establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographical areas, and major customers. As the company has only one business segment, the pronouncement had no material effect during the current period.

     FASB Statement Number 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS, became effective for fiscal years beginning after 15 December 1997 and revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Since the company has no pension or postretirement benefit plans, the pronouncement had no effect in the current year.

------------------------------------------------------------ ---------------------------------------------------------
GREAT BEAR INVESTMENTS, INC.
-------------------------------------------------------------------------------- -------------------------------------
NOTES TO INTERIM FINANCIAL STATEMENTS
------------------------------------------------------------ ---------------------------------------------------------
31 MARCH 2000
------------------------------------------------------------ ---------------------------------------------------------
U.S. FUNDS
------------------------------------------------------------ ---------------------------------------------------------
UNAUDITED
------------------------------------------------------------ ---------------------------------------------------------

--------------------------------------------------------------------------------

8.   NEW ACCOUNTING PRONOUNCEMENTS - CONTINUED

     FASB Statement Number 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, became effective for fiscal years beginning after 15 June 1999, and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The company does not believe this pronouncement will have a material effect on its financial statements in the future.

     FASB Statement Number 134, ACCOUNTING FOR MORTGAGE-BACKED SECURITIES RETAINED AFTER THE SECURITIZATION OF MORTGAGE LOANS HELD FOR SALE BY A MORTGAGE BANKING ENTERPRISE, becomes effective for fiscal years beginning after 15 December 1998. It is not expected to apply to the company.